Stevanato Group Q4 and FY 2023 Financial Results March 7, 2024 EXHIBIT 99.1

Q4 and FY 2023 Financial Results Safe Harbor Statement Forward-Looking Statements This presentation may include forward-looking statements. The words "executing," "advancing," "solid," "positive," "benefitting," "continue," "drive," "expanding," "fuel," "growth," "remain," "well positioned," "create," "strong," "see," "assumes," "believe," "expect," "may," "will," "expected," "rising," "enhance," "confident," "sustainable," "ideally positioned," and similar expressions (or their negative)identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, investments the Company expects to make, the expansion of manufacturing capacity, the Company’s plans regarding its presence in the U.S. and in other markets, business strategies, the Company’s capacity to meet and adjust future market demand, and results of operations. The forward-looking statements in this presentation are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements. Non-GAAP Financial Information This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures.  Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Q4 and FY 2023 Financial Results Stevanato Group Fourth Quarter and Full Year 2023 Financial Results Earnings Call Franco Stevanato Executive Chairman Franco Moro CEO Marco Dal Lago CFO Lisa Miles SVP IR

Franco Stevanato Executive Chairman Q4 and FY 2023 Financial Results

Q4 and FY 2023 Financial Results Double-Digit Growth in 2023 Despite a Dynamic Environment Solid +10% revenue growth in FY 2023 (+11% on CC basis) Successfully executing against our near-term objectives: Advancing our capacity expansion projects; Growing our mix of HVS Navigated macro challenges in a dynamic environment: inflation uncertainty, ongoing supply chain issues and industry-wide customer destocking Benefitting from favorable secular tailwinds; will continue to drive robust demand for our HVS Expanding capacity to meet market demand to fuel organic growth Fundamentals of our business remain strong: High-growth end markets with broad range of opportunities; Global leader in pen cartridges and enviable position in PFS*: we are well positioned to capitalize on biologics growth and the trend towards self-administration of medicine Customers favor our unique value proposition of integrated end-to-end solutions, along with our global footprint, single quality standard, and differentiated product set Laser-focused on solid execution to drive growth and create long-term shareholder value. We have the right strategy, the right product portfolio, and the right team to succeed. Solid Fiscal 2023 Positive Outlook in the Medium Term __________ *PFS: “Pre-Filled Syringes”

Marco Dal Lago Chief Financial Officer Q4 and FY 2023 Financial Results

Q4 and FY 2023 Financial Results Solid 2023 Confirms Strong Growth Construct Ahead Differences between FY 2023 actual results and FY 2023 guidance mainly due vial destocking: Covid-19 related applications roll-off Non-Covid-19 applications: customers built up stock to mitigate supply chain uncertainty and manage long lead times at the height of the pandemic Double-digit growth in Q4 2023, but slightly below our expectations, put us at the low-end of 2023 guidance range FY 2024 Guidance: 9% to 12% revenue growth. Mid and long-term growth construct remain solid and unchanged Industry-wide temporary imbalance of supply and demand; starting to see early indications of recovery 2024 guidance assumes a slower recovery in vial demand  Reiterating mid-term targets (2025-2027): Revenue growth LDD HVS Share of Revenue 40% to 45% in 2027 Adj. EBITDA margin 30% in 2027

Q4 and FY 2023 Financial Results Q4 2023: Financial Highlights __________ *All comparisons refer to Q4 2022 unless otherwise specified. Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 21 to 29 for a reconciliation of non-GAAP measures. (€ Million) Q4 2023 Revenue Q4 2023 Margins Q4 2023 Q4 2022 Gross Profit Margin 31.8% 34.3% Operating Profit Margin 20.0% 21.6% Q4 23 revenue growth (+11% yoy on CC basis) driven by the BDS Segment  Q4 23 revenue slightly below our expectations by ~€ 5 million; evenly split across both segments Excluding Covid-19, total company revenue increased approximately 24% HVS represented 37% of total revenue Gross profit margin decrease mostly due to benefits realized in Q4 22 that did not repeat in Q4 23, including:  Higher revenue and profit from EZ-fill® vials which led to a more favorable mix within HVS in Q4 22 Instituted additional price adjustments to recover inflationary costs from prior periods (predominantly in the BDS Segment) Gross profit margin was also tempered by FX, and ongoing short-term inefficiencies tied to start-up (higher industrial costs, depreciation, and lower utilization during ramp up); the increase in HVS partially offset these effects. Operating profit decrease due to lower gross profit and other income On the bottom line:  Net profit of € 45.2M (-6% yoy), or € 0.17 of diluted EPS  Adjusted net profit* of € 47.1M (-5% yoy), or € 0.18 of adjusted diluted EPS* Adjusted EBITDA* of € 86.7M (+6% yoy); adjusted EBITDA margin* of 27% (-100 bps yoy) 87 (30%) Q4 2022 34 119 (37%) Q4 2023 292 321 +37% +10% Covid-19 headwind Base business Non HVS HVS

Q4 and FY 2023 Financial Results Q4 2023 Segment Trends 232 Q4 2022 260 Q4 2023 +12% Q4 revenue increased 12% yoy (14% on CC basis) despite steep decline in Covid-19 related revenue and industry-wide destocking  Excluding Covid-19 related revenue, BDS grew approx. 24% Revenue from HVS grew 37%; offset by a 3% decline in other containment and delivery solutions  Gross profit margin decreased due to lower EZ-fill® vial volumes, FX, and ongoing short-term underutilization on some vial lines Biopharmaceutical and Diagnostic Solutions Segment (BDS) REVENUE* (€ Million) GROSS PROFIT MARGIN (%) Engineering Segment 37.3 Q4 2022 33.6 Q4 2023 61 Q4 2022 61 Q4 2023 Q4 revenue consistent with prior year Gross profit margin decreased 10 basis points to 21.1% compared with the same period in 2022  managing through a large volume of work in progress. Our main priority for 2024 is execution and shortening lead times REVENUE* (€ Million) GROSS PROFIT MARGIN (%) 21.2 Q4 2022 21.1 Q4 2023 __________ * All comparisons refer to Q4 2022 unless otherwise specified. Rounded figures

Q4 and FY 2023 Financial Results Balance Sheet Snapshot In Fourth Quarter 2023 At Quarter Ended December 31, 2023 (€ 76.0M)    Free Cash Flow*  € 324.4M   Net Debt* € 69.6M Total Cash and Cash Equivalents € 94.7M    CapEx*  € 10.2M    Net Cash Generated from Operations  __________ *Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 21 to 29 for a reconciliation of non-GAAP measures. Since Q3 earnings, signed three new mid-term loans totaling €110 million, and have drawn down ~€60 million.  We believe we have adequate liquidity to fund the needs of the business.

Q4 and FY 2023 Financial Results Introducing Guidance for Fiscal 2024 FY 2024 Guidance assumes:  The second half of 2024 will be stronger than the first half BDS Segment is expected to grow LDD, while Engineering Segment will remain flat HVS in the range of 35% to 37% of total 2024 revenue Capital expenditures in the range of 25% to 28% of 2024 revenue, based on revenue guidance mid-point Est. currency headwind of €7 million to €9 million Tax rate of 24.3% Weighted shares outstanding of approximately 265.5 million FY 2024 Guidance Revenue € 1.180B - € 1.210B Implied Revenue Growth 9% - 12% Adjusted DEPS* € 0.62 - € 0.66 Adjusted EBITDA* € 314.1M - € 329.5M Consistent with prior years, revenue step down in Q1 24 vs Q4 23  Q1 total revenue flat to slightly down compared with Q1 23  BDS to grow mid-single digit vs Q1 23 Revenue decline in Engineering compared to Q1 23 For Q1 2024 we expect __________ *Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 21 to 29 for a reconciliation of non-GAAP measures.

Franco Moro Chief Executive Officer Q4 and FY 2023 Financial Results

Double-digit topline growth HVS Share Increase Meaningful progress in our capacity expansion Q4 and FY 2023 Financial Results Meaningful Progress while Managing Industry-Wide Challenges 2019 2022 2023 2024
Guidance 35 to 37 (HVS as % of Total Revenue, rounded) Continue to manage industry-wide challenges +10% (+11% on CC basis) Enhanced our integrated value proposition

Q4 and FY 2023 Financial Results Factors Impacting the Engineering Segment Trajectory Convergence of factors impacting segment Very strong demand for machinery over the last two years  Facing challenges on timely execution Persistent long lead times for electronic components  And the time needed to shore-up the necessary resources to deliver on the outsized demand On the right path to better balance resources with demand, but it will take some additional time  Execution is sole focus in 2024 for Engineering Segment May negatively impact segment growth in the short term, but we believe this action will better position the business for long-term success 81 2019 97 2020 150 2021 184 2022 206 2023 +26% Engineering Third-Party Revenue (€ million)

Q4 and FY 2023 Financial Results Rise in Biologics Fueling Durable Growth in BDS Segment Share of FY 2023 BDS Revenue from Biologics, excluding Covid-19 FY 2021 FY 2022 FY 2023 (% of BDS Revenue excl. Covid-19) Slow recovery in vial demand is temporary; path to normalization expected to continue throughout 2024 Many opportunities in the adoption of ready-to-use (RTU) vials and cartridges:  Today, ≤ 5% of vial and cartridge market has converted to RTU format (PFS* market converted for ≥ 95%) Based on market data, the number of Fill & Finish lines capable of processing RTU vials and cartridges increased 32% in 2023 Evolving regulatory landscape expected to galvanize RTU adoption Our portfolio diversity helped us navigate the lingering impacts from Covid-19 roll-off:  While short term vial demand is lagging, continue to see robust demand in PFS. In 2023 record year in sales of high-value syringes, driven by Biologics Share of BDS revenue from biologics including revenue related to Covid-19 can be found in the Company's 20F filed with the SEC for fiscal years 2021, 2022, and 2023 __________ *PFS: “Pre-Filled Syringes”

In Fourth Quarter 2023 Q4 and FY 2023 Financial Results New Order Intake and Backlog At Year Ended December 31, 2023 ~€ 342M   New Order Intake ~€ 945M Backlog, heavily weighted towards Biologics Due to quarterly fluctuations in backlog and order intake, we believe that annual analysis of these metrics provides a more accurate view of demand trends. So, beginning in fiscal 2024, we will provide backlog and order intake on an annual basis, rather than quarterly.

Q4 and FY 2023 Financial Results HVS Expansion Designed to Meet Rising Customer Demand Latina, Italy Fishers (IN), U.S. Successfully launched commercial PFS production in Q4 23 Expect steady ramp over the coming years Installing RTU cartridge capacity to support a customer’s transition from bulk to RTU configuration; these lines expected to supply commercial volumes in 2026 Customer validation activities ongoing and will continue into 2026, as planned On track to launch commercial production later in 2024; do not anticipate meaningful revenue contribution until 2025 when production ramps for GLP1s and other biologics Expected to hit full productivity mid to late 2028

Q4 and FY 2023 Financial Results Integrated Offerings Enhance Our Value Proposition These services help customers optimize and de-risk their early-stage development and manufacturing strategy, while gaining a strategic foothold in supporting them throughout the entire drug lifecycle Non-GMP Fill-and-Finish services for small batch operations Identify possible interactions between the drug and the container systems during and after the F&F process  Fill-and-Finish services available in both our Technology Excellence Centers in Boston (U.S.) and Italy

Q4 and FY 2023 Financial Results Confident in Path to Sustainable Long-Term Growth and Value Creation #1 priority: flawless execution of our operational priorities Confident in our mid-term 2025 to 2027 growth targets: Strong secular tailwinds, continued growth in biologics, and an increasingly strong competitive moat Ideally positioned to drive durable organic growth, expand margins and deliver long-term shareholder value Global Expansion HVS Growth R&D Innovation Multi-Year Pipeline Our Operational Priorities Revenue growth LDD HVS Share of Revenue 40% to 45% in 2027 Adj. EBITDA margin 30% in 2027

Stevanato Group Q4 and FY 2023 Financial Results

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures. Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Reconciliation of Non-GAAP Financial Measures Q4 and FY 2023 Financial Results

Q4 and FY 2023 Financial Results Reconciliation of Non-GAAP Financial Measures (1/8) Reconciliation of Revenue to Constant Currency Revenue (Amounts in € millions) Three months ended December 31, 2023   Biopharmaceutical and Diagnostic Solutions     Engineering   Reported Revenue (IFRS GAAP)     260.0       60.6   Effect of changes in currency translation rates     3.8       0.1   Organic Revenue (Non-IFRS GAAP)     263.8       60.7   Year ended December 31, 2023   Biopharmaceutical and Diagnostic Solutions     Engineering   Reported Revenue (IFRS GAAP)     879.3       206.1   Effect of changes in currency translation rates     8.2       0.2   Organic Revenue (Non-IFRS GAAP)     887.5       206.3

Q4 and FY 2023 Financial Results Reconciliation of Non-GAAP Financial Measures (2/8) Reconciliation of EBITDA (Amounts in € millions)     For the three months ended December 31,     Change     For the years ended December 31,     Change       2023     2022%     2023     2022     %   Net Profit     45.2       48.3       (6.4)%     145.7       143.0       1.9 % Income Taxes     13.6       15.5       (12.5)%     43.9       44.6       (1.7)% Finance Income     (4.3)     (7.8)     (44.8)%     (20.3)     (25.0)     (19.2)% Finance Expenses     9.5       7.1       34.6%     31.4       29.8       5.3 % Operating Profit     64.0       63.1       1.5%     200.7       192.4       4.3 % Depreciation and Amortization     20.1       17.0       18.0%     78.5       64.8       21.1 % EBITDA     84.1       80.2       4.9%     279.2       257.3       8.5 % Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin (Amounts in € millions)     For the three months ended December 31,     For the year ended December 31,       2023     2022     2023     2022   Revenue     320.6       292.1       1,085.4       983.7   Net Profit Margin (Net Profit/ Revenue)     14.1%     16.5%     13.4%     14.5 % Operating Profit Margin (Operating Profit/ Revenue)     20.0%     21.6%     18.5%     19.6 % Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)     27.0%     28.0%     26.9%     26.8 % Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)     20.8%     22.2%     19.6%     20.2%

Q4 and FY 2023 Financial Results Reconciliation of Non-GAAP Financial Measures (3/8) Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes, Net Profit, and Diluted EPS (Amounts in € millions, except per share data) Three months ended December 31, 2023   EBITDA     Operating Profit     Income Taxes (3)     Net Profit     Diluted EPS   Reported     84.1       64.0       13.6       45.2       0.17   Adjusting items:                               Start-up costs new plants (1)     2.6       2.6       0.7       1.9       0.01   Adjusted     86.7       66.6       14.3       47.1       0.18   Adjusted Margin     27.0%     20.8%     —       —       —   Three months ended December 31, 2022   EBITDA     Operating Profit     Income Taxes (3)     Net Profit     Diluted EPS   Reported     80.2       63.1       15.5       48.3       0.18   Adjusting items:                               Start-up costs U.S. plant (1)     1.6       1.6       0.4       1.2       0.01   Restructuring and related charges (2)     0.1       0.1       —       0.1       0.00   Adjusted     81.9       64.8       15.9       49.6       0.19   Adjusted Margin     28.0%     22.2%     —       —       —   Year ended December 31, 2023   EBITDA     Operating Profit     Income Taxes (3)     Net Profit     Diluted EPS   Reported     279.2       200.7       43.9       145.7       0.55   Adjusting items:                               Start-up costs new plants (1)     12.0       12.0       3.2       8.8       0.03   Restructuring and related charges (2)     0.3       0.3       0.1       0.2       0.00   Adjusted     291.5       213.0       47.2       154.7       0.58   Adjusted Margin     26.9%     19.6%     —       —       —   Year ended December 31, 2022   EBITDA     Operating Profit     Income Taxes (3)     Net Profit     Diluted EPS   Reported     257.3       192.4       44.6       143.0       0.54   Adjusting items:     —       —       —       —       —   Start-up costs U.S. plant (1)     6.2       6.2       1.6       4.6       0.02   Restructuring and related charges (2)     0.1       0.1       —       0.1       0.00   Adjusted     263.6       198.7       46.2       147.7       0.56   Adjusted Margin     26.8%     20.2%     —       —       —   (1) During the three months and the year ended December 31, 2023, the Group recorded €2.6 million and €12.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the start-up of commercial operations that are associated with the training and travel of personnel who are employed in the production of our products which require specialized knowledge. During the three months and the year ended December 31, 2022, the Group recorded €1.6 million and €6.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy. (2) During the year ended December 31, 2023, the Group recorded €0.3 million of restructuring and related charges among general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions. During the three months and the year ended December 31, 2022, the Group recorded €0.1 million in restructuring and related charges for the merger of Innoscan A/S into SVM Automatik A/S. (3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

Q4 and FY 2023 Financial Results Reconciliation of Non-GAAP Financial Measures (4/8) Capital Employed (Amounts in € millions)     As of December 31, 2023     As of December 31, 2022                 - Goodwill and Other intangible assets     81.0       79.4   - Right of Use assets     18.2       19.3   - Property, plant and equipment     1,028.5       641.4   - Financial assets - investments FVTPL     0.7       0.8   - Other non-current financial assets     4.5       1.0   - Deferred tax assets     76.3       69.2   Non-current assets excluding FV of derivative financial instruments     1,209.2       811.1                 - Inventories     255.3       213.3   - Contract Assets     172.6       103.4   - Trade receivables     301.8       212.7   - Trade payables     (277.8)     (239.2) - Advances from customers     (22.9)     (26.6) - Non-current advances from customers     (39.4)     —   - Contract Liabilities     (22.3)     (14.8) Trade working capital     367.2       248.8                 - Tax receivables and Other receivables     58.2       54.0   - Tax payables and Other liabilities     (107.0)     (111.2) - Current Provisions     (1.1)     —   Net working capital     317.4       191.7                 - Deferred tax liabilities     (9.6)     (21.0) - Employees benefits     (7.4)     (8.3) - Non-Current Provisions     (4.0)     (5.5) - Other non-current liabilities     (48.5)     (18.1) Total non-current liabilities and provisions     (69.5)     (52.9)               Capital employed     1,457.1       949.9                 Net (debt)/ net cash     (324.4)     46.0                 Equity     (1,132.6)     (995.9)               Total equity and net debt     (1,457.1)     (949.9)

Q4 and FY 2023 Financial Results Reconciliation of Non-GAAP Financial Measures (5/8) Net (Debt) / Net Cash (Amounts in € millions)     As of December 31,     As of December 31,       2023     2022   Non-current financial liabilities     (255.6)     (148.4) Current financial liabilities     (143.3)     (70.7) Other non-current financial assets - Derivatives     0.6       2.8   Other current financial assets     4.4       33.6   Cash and cash equivalents     69.6       228.7   Net (Debt)/ Net Cash     (324.4)     46.0

Q4 and FY 2023 Financial Results Reconciliation of Non-GAAP Financial Measures (6/8)     For the three months ended December 31,     Change     For the year ended December 31,     Change       2023     2022     €     2023     2022     €   Addition to Property, plants and equipment (1)     89.6       99.9       (10.3)     444.6       294.5       150.1   Addition to Intangible Assets     5.1       0.3       4.8       8.7       8.1       0.6   CAPEX     94.7       100.2       (5.5)     453.3       302.6       150.7   CAPEX (Amounts in € millions)

Q4 and FY 2023 Financial Results Reconciliation of Non-GAAP Financial Measures (7/8)     For the three months ended December 31,     For the years ended December 31,       2023     2022     2023     2022   Cash Flow from Operating Activities     10.2       59.7       105.2       103.3   Interest paid     0.7       1.0       3.1       3.5   Interest received     (0.3)     (0.3)     (0.9)     (0.8) Purchase of property, plant and equipment     (82.0)     (67.9)     (433.2)     (235.0) Proceeds from sale of property, plant and equipment     0.5       (0.4)     0.6       0.1   Purchase of intangible assets     (5.1)     (0.3)     (8.7)     (8.1) Free Cash Flow     (76.0)     (8.2)     (333.9)     (137.0) Free Cash Flow (Amounts in € millions)

Q4 and FY 2023 Financial Results Reconciliation of Non-GAAP Financial Measures (8/8) Reconciliation of 2024 Guidance (Updated) Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS (Amounts in € millions, except per share data)     Revenue   EBITDA   Operating Profit   Net Profit   Diluted EPS Reported   1,180.0 - 1,210.0   302.8 - 318.2   217.7 - 233.0   155.0 - 166.6   0.58 - 0.63 Adjusting items:                     Start-up costs new plants       11.3   11.3   8.5   0.03 Adjusted   1,180.0 - 1,210.0   314.1 - 329.5   228.9 - 244.3   163.5 - 175.1   0.62 - 0.66